Exhibit 99(i)

EDITED VERSION OF REMARKS DELIVERED BY

MR. WILLIAM A. OSBORN AT THE ANNUAL MEETING

OF STOCKHOLDERS OF NORTHERN TRUST

CORPORATION HELD APRIL 19, 2005

OVERVIEW

While the votes are being counted, I’d like to give you a brief report on Northern Trust’s progress last year and in the first quarter and talk about some of our plans going forward.

Northern Trust remains a unique financial services firm focused on fee revenues and serving the needs of a targeted client set – affluent individuals in the U.S. and institutional clients worldwide. 2004 was a year of great momentum for Northern Trust as we achieved record annual revenues and record net income, which rose 25% to $506 million. Our success and growth reflected an improved market in macro-economic terms, including higher equity markets and rising interest rates, excellent success in winning new clients, and strong relationship strength in cross-selling our services to existing clients.

We had outstanding growth in all of our key business indicators. Assets under custody were up 22% and reached a record high of $2.6 trillion at year-end. Global custody assets were up 34% and ended the year at the $1 trillion mark for the first time. And assets under management were up 19% and reached a record high of $572 billion. Of particular note are the compound annual growth rates achieved during the last 5 years. Compound growth rates of assets under custody over the past 5 years is 10%, global custody assets is 25%, and assets under management of 14%. This comes at a time of declining markets in all areas.

Now let me briefly review our businesses.

PERSONAL FINANCIAL SERVICES

In Personal Financial Services, we are a leading provider of private banking, investment management, trust, and custody services to affluent individuals, families, and family offices.

We are ranked as the number one personal trust bank in the U.S. by SNL Financial based on personal trust assets. Throughout our network of offices, we reach approximately 40% of the U.S. millionaires.

Our Wealth Management Group, which is focused typically on clients with over $75 million of investable assets, serves 24% of the ‘Forbes 400 Richest People in America’. In fact, last year we surpassed 300 families being served in that area, with over $100 billion in assets.

Delivery of our services is through an 83-office, 17-state network where we have attractive, high-end private banking facilities that offer a full range of private client services locally. This is evidenced by the number of professionals that we have close to the client in these offices – over 250 trust professionals, over 225 portfolio managers, and over 350 banking professionals.

CORPORATE & INSTITUTIONAL SERVICES

Corporate & Institutional Services delivers asset servicing, fund administration, investment management, and advisory services to institutional investors worldwide. Clients are public and private retirement plans, foundations, endowments, global fund managers, and other asset pools such as governmental entities.

A few facts you might find interesting:

•	We now have 12 locations worldwide, and we opened a representative office in Beijing this quarter.

•	We have over 1,750 of our staff located outside of the United States today.

•	We have clients in 39 countries.

•	Between 25% and 33% of Northern Trust’s bottom line is generated by international related businesses.

To give you an idea of some of the clients we won in 2004:

•	We won Julius Baer Investment Management for all their U.S. operations where they have outsourced their back office to the Northern Trust.

•	The Los Angeles Fire and Police Pension Commissioners gave us all their custody assets.

•	Folksam, which is a very large Swedish insurance company. Our people in the U.K. did an exceptional job of putting together a solution for their needs, and we have their business.

•	We also had a terrific win with one of our longtime clients, Exxon Mobil, in being able to expand the amount of index assets that we manage for that client.

An important strategy for growth in C&IS is to continuously enhance our product capabilities to meet the expanding needs of our target clients. Our acquisition of the Baring Asset Management’s Financial Services Group fits that perfectly. This transaction closed on March 31st of this year with a purchase price of about $500 million.

The Financial Services Group enhances our ability to serve existing global fund manager clients and attract new clients with a stronger and broader set of capabilities including: hedge fund administration, U.K. fund administration, private equity administration, and property administration. The professionalism and the expertise their people bring to us is very important to us.

This acquisition complements nicely Northern Trust’s existing fund services capabilities in London, Dublin, and Luxembourg and our growing back and middle office outsourcing capabilities. It also adds locations in Guernsey, Jersey, and the Isle of Man.

The acquisition also brings to us an impressive list of new clients to whom we can cross-sell our existing capabilities. The business that we’ve acquired generated last year $160 million in revenues and operated at a pre-tax margin of about 33%.

NORTHERN TRUST GLOBAL INVESTMENTS

Our investment area, as many of you know, has been an area of great emphasis for us over the past 10 years. At the end of March 2005, we managed $589 billion of client assets. We rank as the ninth largest worldwide asset manager, and we are the third largest institutional index manager.

We have diversification across both asset classes and investment styles. At the end of March, we had $367 billion under active management, $194 billion under quantitative or passive management, and $27.5 billion under what we call manager of managers programs, or what you might call open architecture. This manager of managers program is a business that has been growing substantially. The assets have doubled in that area in the last 2 years.

SUMMARY

We have a number of exciting growth opportunities underway across all of our businesses.

In Personal Financial Services, we continue to develop our people to help lead with advice. In fact, in the last year and a half, we’ve extensively trained our professionals to help them do a better job of being able to work with and give advice to our clients and prospects. It’s a big part of how our business is developing. We continue to sharpen our focus on expanding relationships with existing clients as well as increasing our share in both existing and new markets. Of course, we continue to evaluate and move into new markets, with Minneapolis and Boston both opening during 2005. As many of you know, the last couple of years we’ve gone into the East Coast with offices in New York, Stamford, Connecticut, and Delaware.

In Corporate & Institutional Services, we have a very significant focus on developing our business with large institutional investors across the globe. We also see the global fund managers as a great growth market and our recent wins, as well as our acquisition of FSG, demonstrate our ability to succeed in that attractive market space. We remained focused on our clients and have a proven track record of expanding relationships with them. In fact, if you go over the past 10 years or 15 years, half of our new business in C&IS has come from our existing clients.

In Northern Trust Global Investments, as I mentioned, we have been building out our product capability and array significantly over the past 10 years. Our growth strategies now are focused a great deal on a variety of sales and distribution initiatives. We find that our client bases, both our institutional and personal, remain an important growth area for our asset management business. We have also found in some markets, particularly outside the U.S., that we lead with investment sales. That has allowed us to establish relationships on the investment side and then cross-sell back into our custody and banking areas.

STOCK PERFORMANCE

Our stock was up 5% in 2004. Our long-term performance has been quite strong. Ten year compound growth rate in the stock is 19% compared to 10% for the S&P 500, and 15% for the KBW50 Bank Index.

I would be remiss if I didn’t comment about the middle of the stock performance chart. I would remind you that in 2000 the PE multiple of Northern Trust was over 45. Realism came in as the market contracted over the next few years. I would comment that I think long run the stock price is going to be driven primarily by earnings growth as opposed to any expansion in the PE multiple.

FIRST QUARTER 2005 EARNINGS HIGHLIGHTS

This morning we announced our First Quarter earnings. We had record earnings in the First Quarter with net income up 9% from last year to $139 million. And earnings per share up 11% to 63 cents.

This was driven by strong top-line revenue growth, including record fees in both Corporate Institutional Services and Personal Financial Services and record net interest income. We saw our assets under custody increase 18% from a year ago to $2.6 trillion. We’re up modestly from the end of the year. Assets under management were up 13% to $589 billion. That is also up from the end of the year.

We are very confident and have a good feeling that the momentum that we experienced in the latter part of last year, particularly in the personal business, is carrying forth this year. We are well positioned for the future.

CLOSING

As I conclude, let me remind you that this presentation may have included forward-looking statements like those described in the projected slide.

Our 2004 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ from these statements and you are urged to read them.

Now in closing, I have a number of thank-yous to give.

First I want to thank our employees for their exceptional efforts in 2004. I also want to thank our clients around the world. As I have said to some groups, our client base, if you put the quality of them up on a screen, they are the best in this business. We really have exceptional clients. We thank them for their confidence and trust in choosing Northern Trust. I want to thank our Board of Directors for their advice, counsel, and support. I want all of you to know that we continue to be optimistic about your company.

I’d be happy to answer any questions you may have.

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Mr. Osborn’s above remarks may be deemed to include forward-looking statements such as statements that relate to Northern Trust’s financial goals, dividend policy, expansion and business development plans, anticipated expense levels and projected profit improvements, business prospects and positioning with respect to market and pricing trends, strategic initiatives, re-engineering and outsourcing activities, new business results and outlook, changes in securities market prices, credit quality including reserve levels, planned capital expenditures and technology spending, and the effects of any extraordinary events and various other matters (including developments in litigation and regulation involving Northern Trust and changes in accounting policies, standards and interpretations) on Northern Trust’s business and results. These statements speak of Northern Trust’s plans, goals, strategies, beliefs, and expectations, and refer to estimates or use similar terms. Actual results could differ materially from those indicated by these statements because the realization of those results is subject to many risks and uncertainties. Our 2004 annual report and periodic reports to the SEC contain information about specific factors that could cause actual results to differ, and you are urged to read them.